- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                ---------------

                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)

                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   912605102
                     (CUSIP Number of Class of Securities)

                                ---------------

                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7501

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed on March 16, 1995, by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995, and in the related Letter of Transmittal (the "Luxottica Offer"), as set forth in this Amendment No. 2. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

        As previously disclosed, the Company and Wolfensohn are continuing to explore strategic alternatives, including the sale of the Company or one or more of its remaining businesses. Wolfensohn has received inquiries from, and initiated discussions with, numerous parties, which are ongoing.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

             CONTROL SHARE ACQUISITION ACT MEETING. On March 28, 1995, the Company filed with the Securities and Exchange Commission definitive proxy materials relating to the Special Meeting of the Company's shareholders scheduled to be held on April 21, 1995 pursuant to the Control Share Acquisition Act, including a letter to shareholders from Bannus B. Hudson, President and Chief Executive Officer of the Company, dated March 28, 1995, recommending that the Company's shareholders vote against authorization of LAC's proposed control share acquisition (the "Control Share Proxy Materials"). The Company intends to commence distribution of the Control Share Proxy Materials on or about March 29, 1995.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

          Exhibit 21 - Control Share Proxy Materials.

          Exhibit 22 - Text of Press Release issued by the Company, dated March 27, 1995.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 1995

                                          THE UNITED STATES SHOE CORPORATION

                                          By: /s/ Bannus B. Hudson

                                            ------------------------------------
                                              Name: Bannus B. Hudson
                                              Title: President and Chief
                                              Executive Officer

                                EXHIBIT INDEX
                                -------------

          Exhibit No.                    Description
          -----------                    -----------

          Exhibit 21       Control Share Proxy Materials.

          Exhibit 22 Text of Press Release issued by the Company, dated March 27, 1995.